UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

WINDTAMER CORPORATION
(Exact name of registrant as specified in its charter )

New York	16-1610794
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

6053 Ely Avenue
Livonia, New York	14487
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	Telephone (585) 346-6442
Telecopy (585) 346-3062

with a copy to:

Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
Rochester, New York 14614
Telephone: (585) 987-2875
Telecopy: (585) 987-2975

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.0001
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION

This registration statement includes forward-looking statements based on management’s beliefs, assumptions, and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” estimate,” “consider,” or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions, including among others: a general economic downturn, a downturn in the securities markets, regulations that affect trading in the securities of “penny stocks,” and other risks and uncertainties.

Our future results and shareholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason after the effectiveness of this registration statement except as we may be required to do under applicable law.

As used in this registration statement, the terms “we,” “us,” “our” and the “Company” refer to WindTamer Corporation, a corporation organized under New York law.

TABLE OF CONTENTS

Item No.	Description	Page

1	Business	1
1A	Risk Factors	7
2	Financial Information	11
3	Description of Properties	14
4	Security Ownership of Certain Beneficial Owners and Management	14
5	Directors and Executive Officers	15
6	Executive Compensation	16
7	Certain Relationships and Related Transactions	16
8	Legal Proceedings	17
9	Market Price of and Dividends on our Common Equity and Related Shareholder Matters	17
10	Recent Sales of Unregistered Securities	18
11	Description of Registrant’s Securities to be Registered	18
12	Indemnification of Officers and Directors	20
13	Financial Statements and Supplementary Data	20
14	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	20
15	Financial Statements and Exhibits	20
	Signatures	22

	Index to Financial Statements	F-1

ITEM 1. BUSINESS

Company Overview

We are an independent developer of wind turbine technology. We have developed a new type of wind turbine called the "Wind Tamer®." Our patented technology is new to the wind turbine industry. We believe that our technology is a more efficient way to harness wind energy than currently used in the industry and will allow us to offer a product that will allow wind energy to better compete with other forms of energy in power generation. We plan to develop our product for use in power generation in the residential, commercial, governmental, industrial, recreational, portable and low-head hydro renewable energy markets. We intend to market our technology worldwide through manufacturing, distribution and licensing arrangements.

We were incorporated in New York on March 30, 2001, under the name Future Energy Solutions, Inc. In November 2008, we changed our name to WindTamer Corporation. Our founder, Gerald E. Brock, invented the "Wind Tamer®" wind turbine in 2002. In December 2003, Mr. Brock was issued a patent for the Wind Tamer turbine technology, which was assigned to us. A second patent application is currently pending in the U.S. which improves upon the original patented technology. We plan to seek international patent protection for our technology.

Since 2002, we have produced numerous working prototypes of the Wind Tamer turbine utilizing our patented technology and have collected a variety of independent test data related to the performance of the machine. To date, we have focused on research and development of our patented technology and production of Wind Tamer prototypes. We have not yet begun large scale manufacturing of the machine or marketing it to customers.  We are continually working to improve on our technology

We intend to begin working with strategic partners to manufacture and distribute the Wind Tamer for domestic sale and to license our technology for manufacture and distribution overseas. We have been in preliminary discussions with potential manufacturing partners and distributors to manufacture the Wind Tamer units, and to license our technology. We expect to begin manufacturing and selling or licensing our technology to manufacturing or sales partners in the first half of 2009. At this time, however, we have no definitive agreements or arrangements to do so and there can be no assurance that we will be able to enter into successful arrangements by that time or at all.

Business Strategy

We intend to use our proprietary technology to become a leader in wind turbine technology and renewable energy markets. We intend to enter the global residential, commercial, governmental, industrial, recreational, portable and low-head hydro renewable energy markets to sell and license our products and achieve profitability and self-sustaining growth. We plan to do this by:

•	Developing manufacturing alliances and infrastructure to facilitate mass production of wind turbines to be marketed in U.S. and foreign markets;
•	Developing a sales force both organically and through strategic marketing alliances;
•	Enhancing the design, functionality, reliability, safety and cost effectiveness of our patented technology and prototype machines;
•	Establishing joint ventures, strategic alliances, working participations, licensing, and/or royalty agreements with venture partners to augment our manufacturing and marketing efforts worldwide; and
•	Seeking the endorsement of environmental groups to highlight the importance of our product as a viable alternative to fossil fuels as a means to generate power.

We plan to target power generator distributors and manufacturers to form alliances for the mass production and distribution of our products. We are currently in negotiations with numerous domestic and international companies with advertising, sales support, manufacturing, installation and servicing capabilities. The companies with whom we have spoken work with generators currently fueled by diesel, natural gas, propane and gasoline. We believe our technology will be able to fit within their current structures and work with current off-the-shelf generators. We may also look to these potential partners to provide existing infrastructure in the areas of marketing, customers, installation and service for us to leverage in developing and growing our business. Potential applications of Wind Tamer include stand-alone residential, roof mount residential, stand alone commercial, roof-mount commercial, stand alone industrial, roof-mount industrial, boat – dock and RV applications, low-head hydro, portable, transportation and back-up power sourcing. We plan on initially introducing Wind Tamer units from 1.8 to 10 kilowatts for commercial, industrial and residential use.

As we develop these strategic alliances, we also plan to organically develop our sales and marketing staff and efforts. We are currently working with a consultant to publicize our corporate developments and strategic alliances to develop and grow our visibility in the marketplace. We also plan to develop informational brochures that describe our product and technology to distribute to our targeted customers. After initially outsourcing manufacturing capabilities we may also work to develop in-house manufacturing, distribution and sales infrastructure while at the same time pursuing licensing arrangements and strategic business alliances with dealerships, manufacturers, distributors and service providers located in the U.S. and abroad to maximize market penetration.

We have done extensive testing on the performance and efficiency of the Wind Tamer through an alliance with an upstate New York engineering school. We believe the data from this testing show the superiority of our product to currently available technology. We intend to continue to enhance and improve the design and performance of our product and technology. We are currently pursuing a second patent that we believe improves upon our design and have filed a patent application.

We believe that environmental groups will embrace and endorse Wind Tamer, and we intend to aggressively pursue endorsements from such groups. The political climate for the introduction of Wind Tamer is beneficial as well. The energy we utilize, how that energy is produced, and the by-products of producing that energy are main topics in political forums around the World. The greater use of wind power generally, including the Wind Tamer, in lieu of generators that use fossil fuels to generate power will eliminate harmful emissions such as carbon dioxide and sulfur dioxide. The burning of coal in power plants results in the release of billions of tons of carbon dioxide into the atmosphere each year in the U.S. alone.

Industry Overview

The use of renewable energy technologies has grown rapidly during the past several years. Some 65 countries now have targets for their own renewable energy usage, and have enacted wide-ranging public policies to promote the use of renewable energy. Climate change concerns coupled with high energy prices are driving increasing growth in the renewable energy industries. Investment capital flowing into renewable energy reached a record US$77 billion in 2007. This has been due to, among other things, significant increases in commodity fuel prices, increased environmental awareness and political and social movement towards greater use of clean energy. These renewable energy resources include, wind, sunlight, geothermal heat, tides and biofuels. As a result, we believe there is a demand for new proven machines and processes that can deliver renewable energy at rates that are superior to those currently being offered by competing technologies.

As of April 2008, worldwide wind farm capacity was approximately 100,000 megawatts (MW), and wind power produced some 1.3% of global electricity consumption. The U.S. is an important growth area for wind power. The latest American Wind Energy Association figures show that installed U.S. wind power capacity has reached 11,600 MW which is enough to serve three million average households. Currently three quarters of global wind turbine sales are generated by only four turbine manufacturing companies: Vestas, Gamesa, Enercon and GE Energy. GE Energy has installed over 5,500 wind turbines to date.

According to a study published by the American Wind Energy Association, or AWEA, in June 2008, the U.S. market continues to grow an estimated 14% - 25% annually, despite the lack of any federal-level incentive to assist consumers who purchase small wind systems. The AWEA estimates that a least 49 U.S. companies manufacture, or plan to manufacture, small wind turbines. According to AWEA, grid-connected, residential-scale systems 1 – 10KW in capacity constitute the fastest growing market segment. AWEA and key industry allies are advocating for legislation that would create a 30% federal Investment Tax Credit for turbines 100KW and under. Such a credit is currently available to consumers of solar PV systems. The wind power industry estimates that such a federal-level incentive would result in market growth of 40% - 50% annually. Rebate programs and investment tax credits have proven to work at the state level in states that currently offer them. The AWEA study concludes that the single most effective driver for the wind power industry has been, and continues to be, financial incentive programs offered by select states, which include, among others, New York, California, Michigan, Illinois and Massachusetts. The wind power industry points to the success of the solar photovoltaic (PV) industry's federal investment tax credit which has resulted in 40% - 55% annual growth since the credit's 2005 enactment, in advocating for the same federal-level credit for the wind power industry.

According to the AWEA, by 2009, the Small Wind Certification Council or SWCC will begin to certify small wind systems to a performance, safety, reliability, and sound standard created by AWEA. Several states have indicated that they will require turbines to be SWCC-certified in order to be eligible for their incentive programs. Based upon our revolutionary technology, we believe that this certification process will benefit our marketing efforts as we believe our Wind Tamer units will perform very well in comparison to other turbines currently being manufactured. There can be no assurance however that our products will receive SWCC certification if and when it is implemented. If we do not receive SWCC certification for our products, purchasers of our turbines may not be eligible for incentive programs in states which require the certification for such programs.

Over 300 wind turbine models (in various stages of development) exist worldwide, of which 100 are engineered by U.S. companies. Manufacturing costs vary widely dependent upon many factors as discussed in the AWEA study. These factors include the availability of state incentives, average annual wind speeds, rising global prices for raw materials such as aluminum, copper and steel, operations and maintenance costs, and permitting costs.

According to AWEA, interest has increased in installing small wind turbines in urban environments, on rooftops, as opposed to an acre or more of unobstructed land. The American Planning Association, local and national media, and numerous green building organizations are taking an interest in this application type as a way to generate renewable, on-site electricity for city buildings. The Wind Tamer units are specifically designed for such applications, and are well-positioned to capitalize on this market segment. In 2007, fewer than 100 units were sold for urban or rooftop purposes, representing approximately 1% of the available U.S. market for such applications.

While we believe there will be wide application for our products, we plan to initially focus in the area of stand-alone generators for residential, commercial and governmental customers.

Turbines with a capacity to generate 10 KW of electricity typically are used to power single homes or farms in remote or off-grid locations. We believe however that our lower powered generators may be able to fill this need as well, based on our efficiency testing. The Small Wind Turbine Industry estimates that 60% of the U.S. has enough wind resources for small turbine use. According to the U.S. Department of Energy, a small wind-powered electric generator can reduce a homeowner's electric bills by 50% to 90%. The 2007 Global Small Wind Market Study finds that 6,807 small wind turbines were sold in the US in 2006. Based on this study we believe there are millions of homes, particularly those located in remote locations, that could benefit from the installation of small wind turbine powered generators.

We believe that the Wind Tamer can make wind energy compete with other more widely used energy sources. Coal is the most cost-effective fossil fuel used in the generation of electrical power. The cost of using and producing this electricity is measured in kilowatt hours. Based on data for 2007, the cost of using coal to produce electricity is approximately 4 - 5 cents per kilowatt hour; Nuclear power plant cost is approximately 5 - 7 cents per kilowatt hour; hydro-electric plants approximately 7 - 10 cents per kilowatt hour; and conventional wind turbine farms approximately 10 - 12 cents per kilowatt hour, after subtracting federal and state credits of 3 - 5 cents per kilowatt hour. Without the aforementioned credits, wind farms using current technology would be much less competitive in the market.

Based on our preliminary testing data, and cost estimates for manufacturing, installing and maintaining Wind Tamer units, we estimate a cost of 2 - 3 cents per kilowatt hour for generation of electrical power, after subtracting federal and state credits of 3 – 5 cents per kilowatt hour. Thus, we believe that the Wind Tamer turbine is the first renewable source of electrical energy production that can compete with the cost per kilowatt hour of coal.

Our Products and Technology

With our patented technology we have developed the Wind Tamer wind turbine. The appeal of the Wind Tamer is that it allows customers to take control of their electrical power source in a cost effective manner. Based on our preliminary testing data, our patented process allows for extrapolation of a higher efficiency of usable electricity from the wind's kinetic energy as compared to conventional wind turbine technology, diffuser augmented wind turbine technology, or helical horizontal or vertical wind turbine technology.

Wind Tamer

We believe that the appeal of Wind Tamer will rest with its simplicity. The unit stands 10 to 16 feet off the ground in stand-alone applications. It resembles a sleek jet engine in appearance, rather than the conventional wind turbine with long blades. As the result of this design, we believe it poses little or no threat to birds, pets or the environment. The units stand 10 to 16 feet off the ground and require only 10 square feet of land or roof-top surface area to mount. Conventional wind turbines require 120-foot towers weighing upwards of 1,500 pounds, with a generator weighing 1,200 pounds set atop the tower and copper wires to transmit power from the generator to the ground add another 200 pounds. We expect Wind Tamer turbines to weigh approximately 100 pounds. The Wind Tamer operates with minimal noise or vibration. The design of our units provides for UV-ray and weather protection. This will allow for reduced maintenance costs and increased longevity. Therefore, we believe that the Wind Tamer will lend itself to not only commercial and industrial use, but also residential use.

Diffuser Augmented Wind Turbine Technology (DAWT)

The Wind Tamer turbine is what is known as a Diffuser Augmented Wind Turbine, or DAWT. Our patented technology, known as "Fluid-Driven Vacuum Enhanced Generator", consists of a fluid-driven power generator having a turbine with several vanes, an exhaust chamber, a device for directing a first fluid towards the vanes of the turbine, a device for directing a second fluid through the generator housing assembly without contacting said turbine, a device for combining the first fluid and the second fluid in an exhaust chamber, and a device for creating a vacuum in the exhaust chamber. The technology utilizes two vacuums pulling the wind through Wind Tamer's rotor aiding the push of the wind. This technology allows for several times the extracted usable electrical energy from the wind's kinetic energy than is provided by conventional and helical wind turbines of much larger size.

We continue to work in conjunction with the engineering department of an upstate New York university in connection with the building and testing of new prototypes and the performance of additional research and development to further perfect our patented technology. We have conducted extensive testing with the University.

During this testing, we found that the Wind Tamer turbine outperformed several of the top selling conventional wind turbines, all of which were two to ten times larger in size than Wind Tamer. Wind Tamer produced several times the electrical output of similar sized conventional wind turbines without any of the problems associated with such conventional wind turbines. During testing, Wind Tamer, while operating under 1 – 2 – 3 and 4 ohm loads, took an off-the-shelf conventional wind turbine generator to its designed limit.

Another important discovery was made at the time of testing. The generator, while operating under the aforementioned loads was cool to the touch. There was no heat build up. The cooling effect was the result of the static pressure behind the rotor being eliminated through Wind Tamer's patented process. A cool operating generator is a more efficient operating generator. These preliminary tests showed that the combination of less heat loss and more electrical power enhances the longevity of the generator, providing a competitive advantage for Wind Tamer over existing wind turbine technology

We have applied for a subsequent patent in the U.S. designed to enhance Wind Tamer's performance. We also plan to expand our patent protection beyond the U.S. by filing patent applications in Europe and other foreign jurisdictions.

Competition

We will compete directly with companies that manufacture and sell conventional wind turbines and helical wind turbines, and also with those that manufacture and sell generators powered by diesel, natural gas, propane and gasoline. Sales of conventional wind turbines and helical wind turbines make up a very small fraction of the U.S. market for generators, and are sold predominately outside the U.S. Currently three-quarters of global wind turbine sales come from only four turbine manufacturing companies: Vestas, Gamesa, Enercon and GE Energy. Bergey WindPower Co., based in Norman, Oklahoma, is one of the world's leading suppliers of small wind turbines. Bergey WindPower Co. has installations in all 50 states and more than 100 countries, and an international network of about 500 dealers. There are several other suppliers of small wind turbines in the U.S., such as Bergey WindPower Co., that are focused on the residential and small business markets, with whom we will compete.

Competitive Advantages

The Wind Tamer turbine has several distinct advantages over both conventional wind turbines and other energy sources for power generators. Wind Tamer resembles a sleek jet engine in appearance. We believe that it is the first wind turbine machine that can be safely placed on residential, commercial or industrial rooftops due to its design, which eliminates vibration and noise. There are millions of roof tops on commercial and industrial buildings with the infrastructure already in place, where Wind Tamer can be placed to harness wind energy.

More Cost Effective than Conventional Wind Turbines. The Wind Tamer has the potential to be cost-effective. Conventional 10 kilowatt wind turbine devices capable of providing electrical power to a typical home can cost $60,000 to $100,000 installed. Under current production levels, this would mean an approximate 20-year payback for customers. We believe that Wind Tamer will cost approximately $50,000 - $60,000, installed, and we believe it will have a 5-year payback period. Unlike coal, oil and other traditional energy sources, the Wind Tamer turbine emits no pollutants and we believe has no negative effects on the environment. Annual maintenance for a conventional wind turbine is $500 - $1,000, while annual maintenance for the Wind Tamer should be minimal.

Made from Conventional Materials. A Wind Tamer turbine can be manufactured from conventional materials such as fiberglass, glass-reinforced plastic, carbon fiber, or aluminum. Thus, it is manufacturer friendly, with no exotic materials or exotic parts needed. This will facilitate its development and make it easier to locate and acquire raw materials for its construction and to mass produce. The size of the unit can be tailored and specifically manufactured to order for different applications. We have no arrangements with suppliers at this time, but we believe based on flexibility in use of materials and our discussions with potential suppliers, that we will be able to acquire the necessary material when we begin manufacturing our planned products.

Government Support. A significant advantage over conventional energy sources is the availability of government credits for purchasers of wind turbines. For example, the New York State Research and Development Agency now subsidizes 50% of the cost for residential users and 70% for commercial users. Additionally, the federal government provides a credit for 30% of expenditures to install wind energy equipment up to 100 kilowatt subject to a $ 4,000 cap.

Simple Implementation. Implementation of the unit for use is very simple. Wind Tamer's electrical leads from the generator hook directly into a conversion box that is approximately 4" thick by 16" high that plugs directly in to a standard wall receptacle.

Works at Various Weather Conditions. Conventional wind turbines automatically shut down when wind speeds exceed approximately 35 miles per hour. Conventional wind turbines shut down by means of furl or feathering, and are at the mercy of wind events that often leave them damaged or found on the ground after a high wind event. Wind Tamer has been tested at speeds in excess of 75 miles per hour without shutting down. During the testing process, Wind Tamer was left exposed to a wide variety of weather conditions (including snow) for a continuous period of one year with no maintenance issues. The rotor blades are protected from the weather and UV rays. UV rays and weather are often the demise of conventional wind turbines shortening the life of the generator and rotor blades. Conventional generators have vent holes in their casing for cooling purposes, and in many cases water gets inside the generator and freezes. When the wind picks up the generator's magnets and windings are destroyed by the ice that has formed within the generator.

Point of Consumption Application. Wind Tamer is a point of consumption machine, and can be placed in close proximity to where electricity is needed in stand-alone or roof-mount applications. Conventional wind turbines cannot be roof mounted due to vibration and noise inherent in their operation, and are often placed hundreds of feet, or more, from the point of consumption. Conventional wind turbines require an acre of land with guide-wired towers 120 feet high, and several hundred feet of transmission lines along roads and access avenues to the tower, while we are designing Wind Tamer to be placed on top of or adjacent to commercial buildings or residential homes.

Safety Maximized. We believe that the Wind Tamer poses virtually no safety risks as the rotor blades are housed. Unlike conventional wind turbines, we believe that there is no risk of rotor blade throw. Conventional wind turbines can throw rotor blades frequently, and certain large wind turbines have been documented to throw a rotor blade a quarter mile from the turbine. In addition, there is no danger of ice build-up with Wind Tamer as the rotor blades are housed. When conventional wind turbines are idle, ice build-ups regularly occur and ice is thrown when the turbines engage. This causes potential health hazards to persons or animals during cold weather operation. Conventional wind turbine rotor blades are exposed and operate in open air presenting a hazard to birds. Wind farms must be situated in areas where the wind blows fairly constantly. Such locations are often prime migratory routes for birds. Scientists estimate that as many as 44,000 birds have been killed over the past two decades by conventional wind turbines in the Altamont Pass east of San Francisco. An estimated 50 golden eagles are killed each year at this site.

Silent Operation. Wind Tamer operates virtually silent even under the heaviest of electrical loads. Conventional wind turbines and traditional fuel operated generators are very noisy. Conventional wind turbines are often required to be taken down by municipalities as a result of exceeding legally acceptable noise ordinances.

Minimal Maintenance. Wind Tamer requires minimal maintenance, usually just a sight check. If maintenance is required, the units are easily accessible since they are relatively low to the ground. Conventional wind turbines require on-going maintenance. In most cases, the towers have to be lowered during maintenance. Average annual maintenance costs of $500 to $1,000 are often required for conventional wind turbines in the 10 kilowatt range that powers a moderate sized home.

Customers

While we believe there will be wide application for our products, we plan to initially focus in the area of stand-alone generators to commercial, industrial, governmental and residential consumers. We presently have no customers. We plan to sell or license our products to wholesalers who operate in these markets. The companies with whom we have spoken work with generators currently fueled by diesel, natural gas, propane and gasoline. We believe our technology will be able to fit within their current structures and work with current off-the-shelf generators. They can also provide existing infrastructure in the areas of manufacturing, marketing, distribution, customers, installation and service for us to leverage in developing and growing our business. Potential applications of Wind Tamer include stand-alone residential, roof mount residential, stand-alone commercial, roof-mount commercial, stand-alone industrial, roof-mount industrial, boat – dock and RV applications, low-head hydro, portable, transportation and back-up power sourcing. We plan on initially introducing Wind Tamer units from 1.8 to 10 kilowatts for commercial, industrial and residential use.

Intellectual Property

Patents

The Wind Tamer turbine is what is known as a Diffuser-Augmented Wind Turbine , or DAWT. We have developed this with our patented technology, "Fluid-Driven Vacuum-Enhanced Generator" (Patent No. US 6,655,907). Mr. Brock was issued this patent in December 2002 and has assigned it to the Company. This patented technology consists of a fluid-driven power generator having a turbine with several vanes, an exhaust chamber, a device for directing a first fluid towards the vanes of the turbine, a device for directing a second fluid through the generator housing assembly without contacting said turbine, a device for combining the first fluid and the second fluid in an exhaust chamber, and a device for creating a vacuum in the exhaust chamber. The technology utilizes two vacuums pulling the wind through Wind Tamer’s rotor aiding the push of the wind. This technology allows for several times the extracted usable electrical energy from the wind's kinetic energy than is provided by conventional and helical wind turbines of much larger size.

We have also applied for another patent that improves upon our wind turbine technology.

Trademarks

We regard our proprietary rights as valuable assets and as important to our competitive advantage. Our Trademarks include the name Wind Tamer® and the slogans Wind Tamer® Bringing Wind Power Down to Earth® and A Wind Turbine Even Your Neighbors Will Love®, which we have registered in the U.S.  We plan to use these Trademarks in marketing our products.

Government Regulation

Due to their size and noise, among other things, conventional wind turbines can require extensive government approvals for installation, including zoning and related type matters. They also require significant land for installation, up to a requirement of an acre of land. This adds significant cost for a customer or business to install.

Based on its size and relative quiet operation, we believe that installation of a Wind Tamer turbine has fewer such requirements. While zoning laws vary according to jurisdiction, we believe in many instances no zoning approval would be required for residential or commercial installation of a Wind Tamer turbine. It is possible that zoning approvals for end users could delay implementation for purchasers of our planned products.

Several states offer financial incentives to purchasers of small wind powered systems. When and if the SWCC's certification process is implemented, some of these states have indicated that receipt of financial incentives available to purchasers of wind powered systems will be dependent upon the purchased system receiving certification from the SWCC.

Research and Development

Our research and development activities have focused on developing, improving, and testing our DAWT technology and Wind Tamer turbine and related components. We plan to continue to dedicate our expenditures in the areas of base research for equipment design and enhance our technology. We did not incur any expenses for research and development for the years ended December 31, 2006 and 2007, but have incurred $40,282 since our inception. Research and development expenses for the nine months ended September 30, 2008 and 2007 were $109,944 and $0, respectively. During each of the last two years our founder Mr. Brock spent over 1,000 hours on research and development activities.

Employees

We currently have two full-time employees, our President, Chief Executive Officer and acting Chief Financial Officer, Gerald Brock, and Amy Brock, who oversees the day-to-day operations of the Company, and is our corporate secretary. We plan to hire between 10 to 15 additional employees over the next 12 months in the areas of sales, administration and product assembly. As we further develop and market Wind Tamer, we will need to hire additional employees.

Office and Facilities

Our executive offices are located at 6053 Ely Avenue, Livonia, New York 14487. Our telephone number at that address is 585-346-6442, and our facsimile number is 585-346-3062. We plan to move to a separate facility for our administrative functions, product storage and assembly in early 2009.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our common stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occurs, our business, financial condition or results of operations could be seriously harmed. The trading price of our common stock could, in turn, decline, and you could lose all or part of your investment.

RISK FACTORS CONCERNING OUR BUSINESS AND OPERATIONS

We have a limited operating history, which may make it difficult for investors to predict future performance based on current operations.

We have limited operating history upon which investors may base an evaluation of our potential future performance. We have had no significant revenues to date. As a result, there can be no assurance that we will be able to develop consistent revenue sources, or that our operations will be profitable. Our prospects must be considered in light of the risks, expense and difficulties frequently encountered by companies in early stage of development.

We must, among other things, determine appropriate risks, rewards and level of investment in each project, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations and financial condition.

We may need additional financing which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital, as needed, the future growth of our business and operations would be severely limited.

A limiting factor on our growth, including our ability to enter our proposed markets, attract customers, and deliver our product in the targeted electrical power production markets, is our limited capitalization compared to other companies in the industry.

If we raise additional capital through issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of the Company held by existing shareholders will be reduced and our shareholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing necessary to further implement our plan of operation can be obtained on suitable terms, if at all. Our ability to develop our business could suffer if we are unable to raise additional funds on acceptable terms, which would have the effect of limiting our ability to increase our revenues or possibly attain profitable operations in the future.

We depend on our founder and will need to attract and retain key management and employees to grow our business and manage our growth.

Our future success is largely dependent upon our founder, Gerald Brock. The loss of Mr. Brock through injury, illness or death could result in the investment of significant time and resources for replacing him. At this time we have no key person life insurance for Mr. Brock. The loss of Mr. Brock's services would very likely have a serious impact and adverse effect on our business, financial condition and results of operations, and an investment in our stock.

There is also no assurance that as we grow, we can successfully manage our growth or that we can attract the new talent that will be necessary to run the Company at a high level. We presently have only 2 employees. In order to grow as contemplated in our business plan, we must recruit and retain additional qualified senior-management personnel. Our failure to manage our growth could adversely affect our planned business. Competition is intense for highly skilled personnel in our industry and, accordingly, no assurance can be given that we will be able to hire or retain sufficient competent personnel or successfully manage our growth.

We face competition from several sources, which may make it more difficult to introduce Wind Tamer into the electrical power generation market.

The power generation and renewable energy markets in which we plan to market segments in which we plan to compete are rapidly evolving and intensely competitive. We face formidable competition from traditional and well-capitalized fossil-fueled generator manufacturers and distributors as well as from established conventional wind turbine manufacturers and distributors. These competitors include market-specific retailers and specialty retailers. Many of these competitors have longer operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to operate with a lower cost structure, and may be able to adopt aggressive pricing policies that make it difficult for us to penetrate our target markets. Competitors in both the traditionally powered generator markets and the conventional wind turbine powered generator markets also may be able to devote far greater resources to technology development and marketing than we can.

We have no customers and have not yet consummated any marketing, manufacturing, or other alliances necessary for the successful penetration of our target markets.

While we are actively pursuing the relationships necessary to begin manufacturing and marketing the Wind Tamer, we have yet to finalize any agreements with potential business partners, manufacturers or third-party wholesalers or retailers for the production and marketing of Wind Tamer. There can be no assurance that we will be successful in doing so. If we are not successful in securing these critical alliances on reasonable terms, we may not generate sufficient revue to conduct our operation or become profitable.

If we are unable to adopt or incorporate technological advances into our products, our proposed business could become uncompetitive or obsolete and we may not be able to effectively compete with the alternative products.

We expect that technological advances in the processes and procedures for harnessing wind energy will continue to occur. As a result, there are risks that alternative products to the Wind Tamer could be developed for generating electricity. These advances could also allow our competitors to produce wind turbines with better efficiency and at a lower cost than us. In addition, processes and methods for harnessing renewable energy are also continually under development. If we are unable to adopt or incorporate technological advances, our wind turbines could be less efficient than methods developed by our competitors, which could cause our business to be uncompetitive.

If we fail to protect our intellectual property, our planned business could be adversely affected.

Our viability will depend on our ability to develop and maintain the proprietary aspects of our technology to distinguish our product from our competitors’ products and services. To protect our proprietary technology, we rely primarily on a combination of confidentiality procedures, copyright, trademark and patent laws.

We hold a United States patent for the design of our Wind Tamer power generator wind turbine. We also have a pending patent application for similar technology and for which we plan to make foreign filings. In addition, we are developing a number of new innovations for which we intend to file patent applications. No assurance can be given that any of these patents will afford meaningful protection against a competitor or that any patent application will be issued. Patent applications filed in foreign countries are subject to laws, rules, regulations and procedures that differ from those of the United States, and thus there can be no assurance that foreign patent applications related to United States patents will issue. If these foreign patent applications issue, some foreign countries provide significantly less patent protection than the United States. The status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain. Accordingly, there can be no assurance that our patents, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology. No assurance can be given that patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around. If others’ existing or future patents containing broad claims are upheld by the courts, the holders of such patents could require companies, including us, to obtain licenses or else to design around those patents. If we are found to be infringing third-party patents, there can be no assurance that any necessary licenses would be available on reasonable terms, if at all.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Unauthorized use of our proprietary technology could harm our business. Litigation to protect our intellectual property rights can be costly and time-consuming to prosecute, and there can be no assurance that we will be able to enforce our rights or prevent other parties from developing similar technology or designing around our intellectual property.

Although we believe that our technology does not and will not infringe upon the patents or violate the proprietary rights of others, it is possible such infringement or violation has occurred or may occur which could have a material adverse effect on our business.

Our planned business will be heavily reliant upon patented and patentable technology for wind turbine power generators and related intellectual property. In the event that products we sell are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify our products or obtain a license for the manufacture and/or sale of such products. In such event, there can be no assurance that we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon our business. Moreover, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. In addition, if our products or proposed products are deemed to infringe or likely to infringe upon the patents or proprietary rights of others, we could be subject to injunctive relief and, under certain circumstances, become liable for damages, which could also have a material adverse effect on our business.

If our products and technology do not achieve market acceptance, we may not generate sufficient revenue to conduct our operations or become profitable.

We are a development stage company and have generated no significant revenues to date. Although we have patented the technology used in the Wind Tamer, we have not sold any products or begun marketing it commercially. We cannot assure you that a sufficient number of customers will purchase our products. The failure of the Wind Tamer or other products we develop to be accepted in the commercial marketplace would have a material adverse effect on our business. As a result, the value of your investment could be significantly reduced or completely lost.

We will initially rely on independent manufacturers for our products which could delay our progress and later cause delay and damage customer relationships.

We plan to target power generator manufacturers and wholesalers to form alliances for the mass production and distribution of our products. We currently have no large scale manufacturing capabilities. If we are unable to reach satisfactory arrangements to begin building our products, our business could be adversely affected. Furthermore, once we enter into such relationships, we may not have long-term written agreements with any third-party manufacturers. As a result, any of these manufacturers could unilaterally terminate their relationships with us at any time. Establishing relationships with new manufacturers would require a significant amount of time and would cause us to incur delays and additional expenses, which would also adversely affect our business and results of operations.

In addition, a manufacturer’s failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements for customers for those items. This, in turn, may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices. This could adversely affect our business and results of operations.

We may issue additional shares of common stock in the future, which could cause dilution to all shareholders.

We have a large amount of authorized but unissued common stock which our Board of Directors may issue without stockholder approval. We may seek to raise additional equity capital in the future to fund business alliances, develop new prototypes, and grow our manufacturing and sales capabilities organically or otherwise. Any issuance of additional shares of our common stock will dilute the percentage ownership interest of all shareholders and may dilute the book value per share of our common stock.

Our Restated Certificate of Incorporation and the New York Business Corporation Law contain provisions that could discourage a takeover.

Our basic corporate documents and the New York Business Corporation Law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in control of the Company or a change in our management.

Our Restated Certificate of Incorporation provides for a classified Board of Directors, with each class of directors subject to re-election every three years. This classified board, when implemented, will have the effect of making it more difficult for third parties to insert their representatives on our Board of Directors and gain control of the Company. A classified board could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

Under our Restated Certificate of Incorporation, our Board of Directors also has the power, without shareholders' approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock which could be used defensively if a takeover is threatened.

The Restated Certificate of Incorporation also provides that neither the Company's Bylaws nor the Certificate of Incorporation may be amended, altered, or repealed by shareholders unless approved by an affirmative vote of in excess of 66 2/3% of the shares of Common Stock that are issued and outstanding at the time of any such proposed amendment, alteration, or attempt to repeal. As such, it is unlikely that the above-described provisions contained in the Restated Certificate of Incorporation will be amended, altered, or repealed, and it is reasonably likely that our management would be able to effectively delay or prevent a change in the control of the Company.

RISK FACTORS CONCERNING INVESTMENT IN OUR COMPANY

There is currently no public market for our shares, and if an active market does not develop, investors may have difficulty selling their shares.

There is currently no public trading market for our common stock. We anticipate having a registered broker-dealer file a Form 211 with the Financial Industry Regulatory Authority that would permit our common stock to be quoted for trading on the OTCBB, but we cannot be sure that such an effort would be successful. If and when our stock does begin trading, we cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market or how liquid that trading market might become. If a trading market does not develop or is not sustained, it may be difficult for investors to sell shares of our common stock at a price that is attractive. As a result, an investment in our common stock may be illiquid and investors may not be able to liquidate their investment readily or at all when they desire to sell.

Our common stock is deemed to be a "Penny Stock," which may make it more difficult for investors to sell their shares due to suitability requirements.

The SEC has adopted regulations that define a "penny stock," generally, to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. This designation requires any broker or dealer selling our securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of shareholders to sell their shares.

There is limited liquidity in our shares.

The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control. These factors include:

•	the announcement of new products or product enhancements by us or our competitors;
•	developments concerning intellectual property rights and regulatory approvals relating to Wind Tamer;
•	quarterly variations in our results or the results of our competitors;
•	developments in our industry and target markets;
•	general market conditions and other factors, including factors unrelated to our own operating performance.

Recently, the stock market in general has experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of our shares. Price volatility may be worse if trading volume of our common stock is low.

ITEM 2. FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Safe Harbor Regarding Forward-Looking Statements

You should read the following discussion in conjunction with the combined financial statements and the corresponding notes. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to future events or our future performance. Actual results may materially differ from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth in this prospectus. Although management believes that the assumptions made and expectations reflected in the forward-looking statements are reasonable, there is no assurance that the underlying assumptions will, in fact, prove to be correct or that actual results will not be different from expectations expressed in this report. Please see the section “Risk Factors" in Item 1A above for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are a development-stage company that plans to provide wind powered generators for the production of electrical power. We plan to market the generators for use in residential and commercial electrical power production.

We were formed in 2002. To date our operations have consisted of research and development activities. We have had no significant revenues to date. During this time we have focused on research and development of our patented technology and production of Wind Tamer prototypes. We have collected a variety of independent test data related to the performance of the machine. We have not yet begun large-scale manufacturing of the machine or marketing it to customers.

In the future, we intend to develop Wind Tamer units of several sizes and capabilities for the residential, commercial, industrial, recreational, portable and low-head hydro renewable energy markets We believe our wind turbine technology will reduce the costs and increase the efficiency of wind turbine electrical production and ultimately replace conventional wind turbine technology. We also believe that future Wind Tamer prototypes will be competitive with fossil-fueled generators, opening up new markets for the machine.

On November 25, 2008, we effected a 20-for-1 split of our outstanding shares of common stock resulting in there then being approximately 79,640,000 common shares outstanding. In addition, the Company's authorized shares were increased to 500,000,000 common shares, and 5,000,000 preferred shares. The shares of preferred stock are undesignated "blank check" shares. All share and per share amounts have been retroactively restated for the stock split.

Financial Operations Overview

The Company expects to incur substantial additional costs, including costs related to ongoing research and development activities. We intend to utilize the proceeds raised from our private placement completed in July 2008 to sustain our operations as we begin to commercialize the Wind Tamer turbine and technology. Our future cash requirements will depend on many factors, including continued progress in our research and development programs, the costs involved in filing, prosecuting and enforcing patents, competing technological and market development and the cost of product commercialization. We do not expect to generate a positive cash flow from operations at least until the commercial launch of our first products in early 2009 and possibly later if we are unable to establish satisfactory manufacturing and distribution relationships by the end of 2008, or our products are not initially accepted by the market. Accordingly, we may require external financing to sustain our operations if we cannot achieve positive cash flow operations by approximately the second quarter of 2009. Additionally, even if we are able to achieve cash flow operations following the initial launch of our planned products we may seek to raise additional capital to accelerate the growth of our planned operations or build on our manufacturing and distribution infrastructure. Success in our future operations are subject to a number of technical and business risks, including our continued ability to obtain future funding, satisfactory product development, and market acceptance for our products as further described above under Section 1A "Risk Factors."

Selling, General and Administrative Expenses

Our selling, general and administrative, or SG&A, expenses include costs associated with finance, accounting, administrative, legal, professional fees, marketing expenses, expenses related to research and development and other administrative costs. In addition, we have incurred expenses through the use of consultants and other outsourced service providers to take advantage of specialized knowledge and capabilities that we required for short durations of time to avoid unnecessary hiring of full-time staff.

Results of Operations

We are a development stage company and have generated no significant revenues since our inception in 2002.

We had no revenues for the three and nine months ended September 30, 2008, or for the comparable periods in 2007. Our operating expenses have consisted primarily of officer compensation, consulting fees and research and development expenses. Operating expenses for the three months ended September 30, 2008 were $287,744 and $175 for the comparable period in 2007 and $679,792 since inception. Operating expenses for the nine months ended September 30, 2008 were $588,688 and $527 for the comparable period in 2007. The Company incurred net losses of $287,744 and $175 for the three months ended September 30, 2008 and three months ended September 30, 2007, respectively, $680,431 since inception, and net losses of $588,688 and $527 for the nine months ended September 30, 2008 and September 30, 2007, respectively.

For the years ended December 31, 2007 and 2006 we had no revenue. We incurred operating expenses of $26,354 and $0 for the years ended December 31, 2007 and 2006 respectively and $91,104 cumulative since inception. The Company incurred net losses of $26,467 and $130 for the years ended December 31, 2007 and December 31, 2006, respectively and $91,743 cumulative since inception.

Plan of Operations

During the next twelve months, we expect to take the following steps in connection with the further development of our business and the implementation of our plan of operations:

We intend to begin working with strategic partners to manufacture and distribute the "Wind Tamer" for domestic sale. We have been in preliminary discussions with potential manufacturing partners and distributors to manufacture the Wind Tamer units, and license our technology. We initially plan to begin to market units from 1.8 to 10 kilowatts for residential, commercial and industrial use. We expect to begin manufacturing and selling or licensing our technology to manufacturing or sales partners in the first quarter of 2009. We also plan to continue our discussions to license our technology for manufacture and distribution overseas. At this time, however, we have no definitive agreements or arrangements to do so and there can be no assurance that we will be able to enter into successful arrangements by that time or at all.

We plan to utilize the proceeds we raised from our private placement completed in July 2008 to implement our business plan. We will also have to expand our management team and sales and marketing team to accommodate our growth and expansion. We anticipate having products ready for market in 2009 but cannot be sure that this will be the case. We plan to initially hire 10 to 15 persons over the next 12 months in the areas of sales, administration and product assembly. During this period we plan to outsource manufacturing function to local manufacturers to begin sales which we believe will demonstrate commercial application of our planned products. There can be no assurance that our management will be successful in completing our product development programs, implementing the corporate infrastructure to support operations at the levels called for by our business plan, conclude a successful sales and marketing plan with third parties to attain significant market penetration or that we will generate sufficient revenues to meet our expenses or to achieve or maintain profitability.

Liquidity and Capital Resources

As of September 30, 2008, we had a working capital of $443,759. Our principal source of liquidity has been from our founder, and proceeds of $977,000 from a private placement of our common stock completed in July 2008.

In order to implement our plan of operation, we plan to launch the commercialization of our planned products utilizing our current working capital and outsourcing the manufacturing function to regional manufacturers and working with regional distributors in late 2008 and early 2009. There can be no assurance that any revenues from these planned operations will be sufficient to satisfy all of our cash requirements and implement our plan of operations for the next twelve month period. In such event, we may need to raise additional capital through the debt or equity financing. Additionally, even if we are able to achieve cash flow operations following the initial launch of our planned products we may seek to raise additional capital to accelerate the growth of our planned operations or build on our manufacturing and distribution infrastructure.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on our audited annual financial statements as of and for the years ended December 31, 2007 and 2006, our independent auditors included an explanatory paragraph regarding concerns about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that led to this disclosure by our independent auditors. There is substantial doubt about our ability to continue as a going concern as the continuation and expansion of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our products, and, finally, achieving a profitable level of operations.

The issuance of additional equity securities by us may result in a significant dilution in the equity interests of our current shareholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments. Even though we may not have sufficient working capital for the next twelve month period, we have not yet pursued such financing options. There is no assurance that we will be able to obtain further funds required for our continued operations or that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease our operations.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to shareholders.

ITEM 3. DESCRIPTION OF PROPERTIES

Our corporate headquarters located at 6053 Ely Avenue, Livonia, New York 14487, property owned by our President, Gerald Brock. We do not currently pay rent to Mr. Brock. We own or lease no other real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 25, 2008, the name, address, and stockholdings of each person who owns of record, or was known by us to own beneficially, 5% or more of our common stock currently issued and outstanding; the name and stockholdings of each director; and the stockholdings of all executive officers and directors as a group. Unless otherwise indicated, all shares consist of common stock, and all such shares are owned beneficially and of record by the named person or group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership¹	Percent of Class¹
Directors and Executive Officers
Gerald E. Brock, CEO & Director[2,4]	50,710,000	63.0%
Eugene R. Henn	200,000	*
Anthony C. Romano, Jr.	200,000	*
George Naselaris	0	0.0%
All Executive Officers and Directors of WindTamer Corporation as a Group (three persons)	51,410,000	63.5%

Beneficial Owners of 5% or More

Charles LaLoggia[3,4]	7,330,000	8.6%

* less than 1% of the outstanding shares of common stock.

¹ The calculations for these columns are based upon 79,640,000 shares of common stock issued and outstanding on November 25, 2008, plus the number of shares of Common Stock deemed outstanding pursuant to SEC Rule 13d-3(d)(1). Shares of common stock subject to options exercisable within 60 days of November 25, 2008 are deemed outstanding for purposes of computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person.

² Presently reported ownership includes an aggregate of 440,000 shares held by Mr. Brock’s wife and daughter and an aggregate of 800,000 shares underlying options held by his wife and daughter.

³ Presently reported ownership includes 5,670,000 shares issuable under options exercisable within 60 days of November 25, 2008 held by Mr. LaLoggia.
.
4 Mr. Brock's address is 6053 Ely Avenue, Livonia, New York 14487; and Mr. LaLoggia's address is 457 Park Avenue, Rochester, New York, 14607

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

Our Restated Certificate of Incorporation provides for the election of certain members of a classified board of directors at each annual meeting of shareholders, with each director to serve until the expiration of his or her term and until such director’s successor is elected and qualified. Officers are elected and serve at the pleasure of the board of directors.

The following table sets forth the name, age, and position of each of our current directors and executive officers:

Name	Age	Title
Gerald E. Brock	60	Chief Executive Officer, acting Chief Financial Officer and Director
Eugene Richard Henn	63	Director
George Naselaris	68	Director
Anthony C. Romano, Jr.	57	Director

The principal occupation, title, and business experience of our executive officers and directors during the last five years, including the names and locations of employers, are indicated below.

Gerald E. Brock currently serves and has served as our Chief Executive Officer, acting Chief Financial Officer since inception in 2002. Mr. Brock is also chairman of our Board of Directors. Until October 2007, when he left to focus on the Company, Mr. Brock was the sole owner of Brock Acoustical, Inc., a contractor specializing in medical and dental office construction and other commercial construction, for over twenty-five years.

Eugene Richard Henn is a director of the Company, elected in October 2008. Mr. Henn has served as President of Better Light & Power, a DBA of Prosperity Lighting Supply, Inc., since 1992. The principal business of Prosperity Lighting Supply, Inc. for many was sales and distribution of commercial-industrial lighting, specializing in energy-saving and full-spectrum lighting. Prosperity Lighting's business has evolved and now consists nearly entirely of generator sales and distribution.

George Naselaris, is a director of the Company, elected in November 2008. Mr. Naselaris has been the owner of the Duchess Restaurant in Penfield, New York for over 40 years, a full service family restaurant.

Anthony C. Romano, Jr. is a director of the Company, elected in October 2008. Mr. Romano has served as Vice President of Equipment for Johnson and Lund Co., Inc. ("Johnson and Lund") since 2001. Johnson and Lund supplies merchandise, equipment and design services to the dental profession.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth, for the last two fiscal years, the dollar value of all cash and noncash compensation earned by the person who was our chief executive officer (our “Named Executive Officer”).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year Ended December 31	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gerald Brock, Chief Executive Officer, acting Chief Financial Officer	2007 2006	$19,800 0	—	—	—	—	—	—	$19,800 0

We do not have a written employment agreement with Mr. Brock. Our current arrangement with Mr. Brock is that he serves as our chief executive and acting financial officer on a full-time basis.

One additional employee, Amy Brock, received compensation from us in the fiscal year ended December 31, 2007.
Mr. Brock did not receive any equity incentive awards during the fiscal years ended December 31, 2007 and 2006.

We do not have any plans that provide for the payment of any retirement benefits to Mr. Brock, and there are no contracts, agreements, plans, or arrangements that provide for any payment to Mr. Brock in the event of his resignation, retirement, or other termination of his employment with us.

Director Compensation

Our Board of Directors has adopted a plan for compensating our non-employee directors. Under the plan, non-employee directors will receive options to purchase 200,000 shares of Common Stock under our Equity Incentive Plan on January 5th of each year. In October 2008, Eugene Richard Henn and Anthony C. Romano, Jr., were, and in November 2008, George Naselaris was, granted options to purchase 200,000 shares each at an exercise price of $.05 per share upon their election to the Board of Directors. They will not be eligible to receive an additional option grant in January 2009. The options will vest in full on the first anniversary of the grant. The grant will be pro-rated for directors who are appointed on a date other than January 1 of any fiscal year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 18, 2008, the Board of Directors granted stock options under the Company's 2008 Equity Incentive Plan to the wife of Mr. Brock, Lucinda Brock, and his two children, Jesse Brock and Amy Brock. On November 25, 2008, the Board of Directors granted stock options under the Company’s 2008 Equity Incentive Plan to Mr. Brock’s brother, Richard Brock. Each had provided services to the Company during 2008. Amy Brock is the Company's corporate secretary. Each option grant was to purchase 400,000 shares of common stock at a price of $.05 per share.

Director Independence

At this time, we are not subject to the requirements of a national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors as independent. In the absence of such requirements, we have elected to use the definition established by the Nasdaq independence rule which defines an independent director as a person other than an officer or employee of us or our subsidiaries or any other individual having a relationship, which in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The definition further provides that the following relationships are considered bars to independence regardless of the board's determination: Employment by the company; employment of the director or a family member by us or any parent or subsidiary of ours at any time thereof during the past three years, other than family members in non-executive officer positions; $100,000 compensation; acceptance by the director or a family member of any compensation from us or any parent or subsidiary in excess of $100,000 during any twelve month period within three years of the independence determination; auditor affiliation; or a director or a family member of the director, being a partner of our outside auditor or having been a partner or employee of our outside auditor who worked on our audit, during the past three years. Based on the foregoing definition, Eugene Henn, George Naselaris, and Anthony Romano are independent directors. Gerald Brock would not be considered independent under the applicable Nasdaq standards for independence for service on the Board or a committee. The Board of Directors does not have a standing audit, nominating or compensation committee (or other committees differently designed and performing similar functions). Instead, our entire Board of Directors performs the functions traditionally discharged by those committees.

ITEM 8. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings and no material legal proceedings have been threatened by us or, to the best of our knowledge, against us.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Common Stock

There is no public trading market for our common stock. We anticipate having a registered broker-dealer file a Form 211 with the Financial Institution Regulatory Authority that would permit our common stock to be quoted for trading on the OTCBB, but we cannot be sure that such an effort would be successful.

As of November 25, 2008, we had 79,640,000 shares of common stock issued and outstanding. Of those shares, 49,910,000 shares are held by Gerald Brock, our Chief Executive Officer, Chief Financial Officer, and a Director.

As of November 25, 2008, there were 191 holders of record of our common stock.

Dividend Policy

We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to use any future earnings primarily for the expansion of our business.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

From December 2007 through July 2008, we conducted a private placement of 19,540,000 shares of our common stock to approximately 90 investors at a price of $0.05 per share for a total consideration of $977,000 (after giving effect to our 20-for-1 stock split on November 25, 2008). The private offering was made in reliance on the exemption from registration provided in Section 3(b) of the Securities Act of 1933 (“Securities Act”) and Rule 504 of Regulation D thereunder. No commission or other remuneration was paid in connection with such transactions, and no underwriter participated. All the investors were previously known to Mr. Brock and/or service providers to the Company. The shares sold in the offering are restricted from resale and purchased for investment purposes only.

On November 6, 2008, we issued 100,000 shares of restricted common stock to John Schwartz, Jr., under a consulting agreement with the Company and under our 2008 Equity Incentive Plan. The issuance of the shares is exempt under SEC Rule 701, as a contract relating to compensation. The shares issued are restricted from resale and were acquired for investment purposes only.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock

As of November 25, 2008, we had 79,640,000 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of shareholders is able to elect the entire board of directors, and if they do so, minority shareholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for shareholders’ meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

Our shareholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of our liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

As of the date of this filing, we have 39,900,000 shares of common stock reserved for issuance on exercise of options and warrants.

The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders, and it is likely that additional securities will be issued to provide future financing. The issuance of additional securities could dilute the percentage interest and per share book value of existing shareholders.

Preferred Stock

Under our Certificate of Incorporation, our board of directors is authorized, without shareholder action, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the number of shares and rights, preferences, and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of our voluntary liquidation or dissolution, and voting rights, if any. If we offer preferred stock, the specific designations and rights will be described in amended Certificate of Incorporation.

Anti-Takeover Effects of Certain Provisions

Certain provisions of the New York Business Corporation Law, our Restated Certificate of Incorporation, and our Amended and Restated By-Laws, may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

New York Law

We are subject to Section 912 of the New York Business Corporation Law (the "BCL"), which regulates, subject to some exceptions, acquisitions of New York corporations. In general, Section 912 prohibits us from engaging in a "business combination" with an "interested shareholder" for a period of five years following the date the person becomes an interested shareholder, unless:

•	our Board of Directors approved the business combination or the transaction in which the person became an interested shareholder prior to the date the person attained this status;
•
the holders of a majority of our outstanding voting stock not beneficially owned by such interested shareholder approved such business combination at a meeting called for such purpose no earlier than five years after such interested shareholder attained his status; or

•	the business combination meets certain valuation requirements.

Section 912 defines a "business combination" to include, among others:

•	any merger or consolidation involving us and the interested shareholder;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to the interested shareholder of 10% or more of our assets;
•	the issuance or transfer by us of 5% or more of our outstanding stock to the interested shareholder, subject to certain exceptions;
•	the adoption of any plan or proposal for our liquidation or dissolution pursuant to any agreement with the interested shareholder;
•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested shareholder; and
•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

In general, Section 912 defines an "interested shareholder" as any shareholder who beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a corporation or who is an affiliate or associate of such corporation and at any time within the five-year period prior to the time of determination of interested shareholder status did own 20% or more of the then outstanding voting stock of the corporation.

Classified Board of Directors

Our certificate of incorporation divides our board of directors into three classes. The terms of office of the directors initially classified shall be as follows: that of the first class shall expire at the next annual meeting of shareholders; the second class at the succeeding annual meeting; and the third class at the third succeeding annual meeting. At each annual meeting thereafter, directors to replace those whose terms expire at such annual meeting shall be elected to three-year terms.

Amendments to Certificate of Incorporation

Our certificate of incorporation requires that any proposed amendment to the provisions of our certificate of incorporation relating to the de-classification of directors, the removal of directors for cause, or the exculpation of directors for liability to the Corporation or the shareholders, be approved by an affirmative vote of in excess of 66 2/3% of the issued and outstanding shares of Common Stock entitled to vote thereon at the time of any such proposed amendment.

Amendments to By-Laws

Our By-Laws, as amended, require the affirmative vote of in excess of 66 2/3% of the issued and outstanding shares entitled to vote thereon or the affirmative vote of a majority of the Board of Directors to amend or repeal By-Laws governing the manner of conducting shareholder meetings, advance notice procedures to be followed by shareholders who desire to bring business before any annual meeting, advance notice procedures for nominating candidates for election to our Board of Directors, and procedures for increasing or decreasing the number of directors, filling vacancies on the Board of Directors, and removing directors.

ITEM 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our Certificate of Incorporation, as amended, provide that we will, to the fullest extent permitted by the New York Business Corporation Law, indemnify all persons whom we have the power to indemnify from and against all expenses, liabilities, or other matters.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy as expressed in the Securities Act of 1933, and therefore, is unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements, including the report of an independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)
The following financial statements are filed with this registration statement: Our financial statements, including the report of independent registered public accounting firm, are included beginning at page F-1 immediately following the signature page of this registration statement:

(b)        Exhibits:

Exhibit Number*	Title of Document
3.1	Restated Certificate of Incorporation of WindTamer Corporation, dated November 25, 2008

3.2	Amended and Restated By-Laws of WindTamer Corporation, dated October 28, 2008

4.1	Specimen stock certificate — Common Stock

10.1	Form of July 10, 2008 Stock Option Agreement with Consultants, as amended November 19, 2008

10.2	WindTamer Corporation 2008 Equity Incentive Plan

10.3	Consulting Agreement between WindTamer Corporation and John Schwartz, Jr. dated October 30, 2008

10.4	Stock Award Agreement between WindTamer Corporation and John Schwartz, Jr., dated November 6, 2008

10.5	Form of Stock Option Agreement with Non-Employee Directors under 2008 Equity Incentive Plan

10.6	Form of November 19, 2008 Stock Option Agreement with Consultants

*
All exhibits are numbered with the number preceding the decimal indicating the applicable SEC reference number in Item 601 and the number following the decimal indicating the sequence of the particular document.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

WINDTAMER CORPORATION

Date: November 26, 2008	By:	/s/ Gerald E. Brock
Gerald E. Brock, Chief Executive, Financial and Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
WindTamer Corporation (formerly Future Energy Solutions, Inc.)

We have audited the accompanying balance sheets of WindTamer Corporation (formerly Future Energy Solutions, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007, and for the period from date of inception (March 30, 2001) through December 31, 2007. WindTamer Corporation’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WindTamer Corporation as of December 31, 2007 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007, and for the period from date of inception (March 30, 2001) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rotenberg & Co. LLP

Rochester, New York
November 25, 2008

WINDTAMER CORPORATION
(A Development Stage Company)
Balance Sheets
December 31, 2007 and December 31, 2006

	Year Ended	Year Ended
	December 31,	December 31,
	2007	2006
ASSETS
Current assets
Cash	$30,410	$0
Total current assets	30,410	0

Fixed assets
Intangible assets
Patent	11,952	11,952
Less accumulated amortization	(703)	0
Total intangible assets	11,249	11,952

Property and equipment
Equipment	248	0
Less accumulated depreciation	(9)	0
Total property and equipment	239	0
Total fixed assets	11,488	11,952

Total assets	$41,898	$11,952

LIABILITIES
Current liabilities
Accounts Payable	$3,872	$718
Total current liabilities	3,872	718

Stockholders' equity
Common stock, 10,000,000 shares authorized, $0.001 par value; 3,070,000 and 3,000,000 shares issued and outstanding respectively	3,070	3,000
Additional paid-in capital	126,699	73,510
Deficit accumulated during development stage	(91,743)	(65,276)
Total stockholders' equity	38,026	11,234

Total liabilities and stockholders' equity	$41,898	$11,952

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Statements of Operations
For the Years Ended December 31, 2007 and December 31, 2006
and For the Period Since Inception

			Period from Date
			of Inception
	Year Ended	Year Ended	(March 30, 2001)
	December 31,	December 31,	through
	2007	2006	December 31, 2007

Expenses
Accounting fees	$500	$0	$500
Amortization expense	703	0	703
Automobile expense	357	0	357
Depreciation expense	9	0	9
Labor	0	0	580
Office supplies	1,107	0	1,117
Officer compensation	19,800	0	19,800
Professional fees:
Legal fees	3,727	0	27,605
Research and development	0	0	40,282
Telephone expense	151	0	151
Total expenses	26,354	0	91,104

Loss from operations	(26,354)	0	(91,104)

Non-operating revenue
Interest income	0	0	192

Net loss before income taxes	(26,354)	0	(90,912)

Income taxes	(113)	(130)	(831)

Net loss	$(26,467)	$(130)	$(91,743)

Net loss per common share - basic and diluted	$(0)	$(0)	$(0)

Weighted average number of common shares outstanding - basic and diluted	3,005,833	3,000,000	3,001,383

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Statements of Cash Flows
For the Years Ended December 31, 2007 and December 31, 2006
and For the Period Since Inception through December 31, 2007

			Period from Date
			of Inception
	Year Ended	Year Ended	(March 30, 2001)
	December 31,	December 31,	through
	2007	2006	December 31, 2007

Operating activities
Net loss	$(26,467)	$(130)	$(91,743)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization expense	703	0	703
Depreciation expense	9	0	9
Services received in exchange for common stock	0	0	3,000
Changes in operating assets and liabilities:
Increase in accounts payable	3,154	130	3,872
Net cash used in operating activities	(22,601)	0	(84,159)

Investing Activities
Acquisition of fixed assets	(248)	0	(248)
Increase in intangible assets	0	0	(11,952)
Net cash used in investing activities	(248)	0	(12,200)

Financing activities
Proceeds from issuance of Common Stock	70,000	0	120,000
Expenses paid by shareholder	0	0	23,510
Cash paid for services related to offering	(16,741)	0	(16,741)
Net cash provided by financing activities	53,259	0	126,769

Increase in cash	30,410	0	30,410

Cash - beginning	0	0	0

Cash - ending	$30,410	$0	$30,410

Supplemental Information:

Income Taxes Paid	$0	$0	$0
Interest Expense Paid	$0	$0	$0

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Statements of Stockholders' Equity
Since Inception through December 31, 2007

	Treasury Stock		Common Stock		Additional	Deficit Accumulated During the	Total
	Number of Shares	Par Value	Number of Shares	Par Value	Paid-In Capital	Development Stage	Stockholders' Equity

Issuance of common stock in exchange for services			3,000,000	3,000			3,000
Net loss for the period from March 30, 2001 through December 31, 2001						(3,100)	(3,100)
Balance, December 31, 2001	0	0	3,000,000	3,000	0	(3,100)	(100)

Expenses paid by shareholder					20,000		20,000
Issuance of common stock for cash			4,666	47	49,953		50,000
Net loss for 2002						(61,348)	(61,348)
Balance, December 31, 2002	0	0	3,004,666	3,047	69,953	(64,448)	8,552

Expenses paid by shareholder					3,510		3,510
Treasury stock received at no cost	4,666						0
Retirement of treasury stock	(4,666)		(4,666)	(47)	47		0
Net loss for 2003						(428)	(428)
Balance, December 31, 2003	0	0	3,000,000	3,000	73,510	(64,876)	11,634

Net loss for 2004						(140)	(140)
Balance, December 31, 2004	0	0	3,000,000	3,000	73,510	(65,016)	11,494

Net loss for 2005						(130)	(130)
Balance, December 31, 2005	0	0	3,000,000	3,000	73,510	(65,146)	11,364

Net loss for 2006						(130)	(130)
Balance, December 31, 2006	0	0	3,000,000	3,000	73,510	(65,276)	11,234

Issuance of common stock for cash			70,000	70	69,930		70,000
Offering costs paid by Company					(16,741)		(16,741)
Net loss for 2007						(26,467)	(26,467)
Balance, December 31, 2007	0	0	3,070,000	3,070	126,699	(91,743)	38,026

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Years Ended December 31, 2007 and December 31, 2006

Note 1 – Summary of Significant Accounting Policies

The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

WindTamer Corporation maintains its books and prepares its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. WindTamer Corporation maintains cash and cash equivalents at financial institutions which periodically may excess federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

WindTamer Corporation accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances.

New York State corporation taxes for the period since inception through December 31, 2007 and the years ending December 31, 2007 and 2006 were $831, $113, and $130, respectively.

Recent Pronouncements

WindTamer Corporation does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position, or cash flow.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Years Ended December 31, 2007 and December 31, 2006

Development Stage

WindTamer Corporation has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to planning, raising capital, research and development, and developing markets for its products. Accordingly, the financial statements of the Company have been prepared in accordance with the accounting and reporting principles prescribed by SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises,” issued by FASB.

Basic and Diluted Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted losses per share were the same, as there were no common stock options or warrants as of December 31, 2007 or 2006.

Note 2 - Going Concern

The financial statements have been prepared assuming that WindTamer Corporation will continue as a going concern. The Company is in a development stage and has had no revenue in the ordinary course of its business. The lack of sales and recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern. Continuation of the Company is dependent on achieving sufficiently profitable operations and may require additional financing. The Company completed a private placement of its common stock in July 2008 in which it raised gross proceeds of $977,000. The Company plans to launch the commercialization of its planned products utilizing its current working capital, and outsourcing the manufacturing function and working with regional distributors in late 2008 and early 2009. There can be no assurance that any revenues from these planned operations will be sufficient. In the event it is not sufficient, the Company would need to raise additional capital. There can be no assurance that the Company will be successful in raising additional capital when it is required.

Note 3 – Organization

WindTamer Corporation was incorporated on March 30, 2001 in the State of New York as Future Energy Solutions, Inc. During 2006 and 2007, the officers of the Company consisted of Gerald Brock and Lucinda Brock, a married couple, and Jesse Brock, their son. As of October 30, 2008, Lucinda Brock and Jesse Brock are no longer officers of the Company. In October 2008, Mr. Brock’s daughter, Amy Brock, was appointed Corporate Secretary.

Note 4 – Intangible Assets

WindTamer Corporation obtained a United States Patent for its fluid-driven vacuum-enhanced electrical generator on December 2, 2003. The costs associated with obtaining the patent were incurred in 2002 and 2003. These costs, totaling $11,952, were capitalized and are being amortized on a straight-line basis over the estimated useful life of 17 years beginning on January 1, 2007.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Years Ended December 31, 2007 and December 31, 2006

Note 5 – Research and Development Costs

All costs related to research and development are expensed when incurred. Research and development costs to date consist of expenses required to develop prototypes. Specifically, these costs consist of engineering fees, labor and manufacturing, materials, and generators. Research and development costs since the inception of the Company total $40,282 and $0 for the years ended December 31, 2007 and 2006, respectively.

Note 6 – Capitalization

WindTamer Corporation has the authority to issue 10,000,000 shares of Common Stock, par value $.001 per share. The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

In August 2003, two investors surrendered 4,666 shares of treasury stock of the Company. These shares were immediately retired from common stock at the same date.

Services associated with the stock offering, totaling $16,741 were treated as a reduction to Additional Paid-In Capital. These costs were incurred in 2007. Additional costs will likely be incurred pertaining to the stock offering.

Note 7 - Stock Split and Change in Par Value

The Company announced on December 10, 2007 that a 428.57-to-1 stock split was in effect. On the same date, the Company revised their Certificate of Incorporation by changing the par value of the common stock from $.01 to $.001 per share. All references to the number of common shares, as well as per share data in the accompanying financial statements, have been adjusted to reflect the stock split and change in par value on a retroactive basis. As a result of the stock split and change in par value, common stock increased and additional paid-in capital decreased by $2,930.

Note 8 – Subsequent Events

Since December 31, 2007 and through November 25, 2008, the Company raised an additional $907,000 through the issuance of 907,000 shares of common stock of the Company.

On July 10, 2008, the Company granted stock options to purchase 500,000 shares of its common stock to three consultants who provided services in connection with its management structure, business development, and marketing strategies. The stock option grants have a contractual life of three years from the date of the grant and the consultants are fully vested as of the date of the grant.

WindTamer Corporation received a Notice of Claim in August 2008 related to a breach of contract. The plaintiff claims damages in the amount of $14,482 with interest from May 15, 2008. The company filed a counterclaim on October 8, 2008.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Years Ended December 31, 2007 and December 31, 2006

The Company increased the size of its Board of Directors to three on October 25, 2008. Eugene Richard Henn and Anthony C. Romano, Jr. were appointed to the newly created directorships. In November 2008, the Company increased the size of its Board of Directors to four and appointed George Naselaris to the newly created directorship.

In October 2008, the Company entered into a consulting agreement with an individual to provide management consulting services. The term of this agreement is through September 30, 2009. As compensation for the performance of services, the Company will pay $1,000 per week for each full week during the term of this agreement. The Company also entered into a Stock Award Agreement with this individual on the same date. He will receive 50,000 shares of common stock that will vest according to an agreed upon schedule. The Company issued 5,000 shares of common stock to him upon signing the consulting agreement.

In October and November 2008, the Company granted stock options to non-employee directors of the Company. On October 28, 2008, the Company granted stock options to purchase 10,000 shares of its common stock to Eugene Henn and Anthony Romano, Jr. On November 24, 2008, the Company granted stock options to purchase 10,000 shares of its common stock to George Naselaris. The stock option grants have a contractual life of ten years from the date of the grant and the non-employee directors are fully vested one year from the date of the grant.

On November 19, 2008, the Company granted stock options to purchase 500,000 shares of its common stock to three consultants. The stock option grants have a contractual life of three years from the date of the grant and the consultants are fully vested as of the date of the grant. On the same date, the Company granted stock options to purchase an additional 600,000 shares of its common stock to one of the consultants. The stock option grant has a contractual life of one year from the date of the grant and the consultant is fully vested as of the date of the grant.

On November 19, 2008, the Company granted stock options to purchase a total of 60,000 shares of its common stock to Lucinda Brock, Jesse Brock, and Amy Brock. The stock option grants have a contractual life of three years from the date of the grant and the individuals are fully vested as of the date of the grant.

On November 25, 2008, the Company granted stock options to purchase 20,000 shares of its common stock to Richard Brock, Jr. The stock option grant has a contractual life of three years from the date of the grant and the individual is fully vested as of the date of the grant.

On November 25, 2008, the Company changed its name from Future Energy Solutions, Inc. to WindTamer Corporation. On the same date, it also effected a 20-for-1 split of its outstanding shares of common stock resulting in there then being approximately 79,640,000 common shares outstanding, and reduced the par value of its stock from $.001 to $.0001 per share. In addition, the Company’s authorized shares were increased to 500,000,000 common shares and 5,000,000 preferred shares. The shares of preferred stock are undesignated “blank check” shares. References to share figures in these financial statements and notes have not been adjusted to reflect the November 25, 2008 stock split.

WINDTAMER CORPORATION
(A Development Stage Company)
Balance Sheets
September 30, 2008 and December 31, 2007

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
ASSETS
Current assets
Cash	$451,024	$30,410
Total current assets	451,024	30,410

Fixed assets
Intangible assets
Patent	19,452	11,952
Trademark	4,475	0
Less accumulated amortization	(1,230)	(703)
Total intangible assets	22,697	11,249

Property and equipment
Equipment	7,973	248
Less accumulated depreciation	(1,085)	(9)
Total property and equipment	6,888	239
Total fixed assets	29,585	11,488

Total assets	$480,609	$41,898

LIABILITIES
Current liabilities
Accounts Payable	$7,265	$3,872
Total current liabilities	7,265	3,872

Stockholders' equity
Common stock, 10,000,000 shares authorized, $0.001 par value;3,977,000 and 3,070,000 shares issued and outstanding respectively	3,977	3,070
Additional paid-in capital	1,149,798	126,699
Deficit accumulated during development stage	(680,431)	(91,743)
Total stockholders' equity	473,344	38,026

Total liabilities and stockholders' equity	$480,609	$41,898

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Statements of Operations
For the Nine-Month Periods Ended September 30, 2008 and September 30, 2007
and For the Period Since Inception

			Period from Date
			of Inception
	Nine Months Ended	Nine Months Ended	(March 30, 2001)
	September 30,	September 30,	through
	2008	2007	September 30, 2008
Expenses
Advertising and promotion	$25,259	$0	$25,259
Amortization expense	527	527	1,230
Automobile expense	9,628	0	9,985
Bank charges	18	0	18
Depreciation expense	1,076	0	1,085
Donations	620	0	620
Employee Benefits	4,475	0	4,475
Insurance expense	7,055	0	7,055
Interest and penalty	975	0	975
Labor	1,600	0	2,180
Meals and entertainment	2,186	0	2,186
Office supplies	4,443	0	5,560
Officer compensation	187,308	0	207,108
Payroll Expense	4,987	0	4,987
Payroll tax expense	15,787	0	15,787
Postage and delivery	1,545	0	1,545
Professional fees:
Accounting	9,800	0	10,300
Auditing	15,000	0	15,000
Consulting fees	162,700	0	162,700
Legal fees	0	0	27,605
Equipment rental	17,700	0	17,700
Research and development	109,944	0	150,226
Supplies	1,417	0	1,417
Telephone expense	1,838	0	1,989
Travel expense	2,800	0	2,800
Total expenses	588,688	527	679,792

Loss from operations	(588,688)	(527)	(679,792)

Non-operating revenue
Interest income	0	0	192

Net loss before income taxes	(588,688)	(527)	(679,600)

Income taxes	0	0	(831)

Net loss	$(588,688)	$(527)	$(680,431)

Net loss per common share - basic and diluted	$(0.17)	$(0)	$(0.22)

Weighted average number of common shares outstanding - basic and diluted	3,542,000	3,000,000	3,055,444

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Statements of Operations
For the Three-Month Periods Ended September 30, 2008 and September 30, 2007
and For the Period Since Inception

			Period from Date
			of Inception
	Three Months Ended	Three Months Ended	(March 30, 2001)
	September 30,	September 30,	through
	2008	2007	September 30, 2008
Expenses
Advertising and promotion	$12,636	$0	$25,259
Amortization expense	175	175	1,230
Automobile expense	5,108	0	9,985
Bank charges	0	0	18
Depreciation expense	359	0	1,085
Donations	620	0	620
Employee Benefits	4,475	0	4,475
Insurance expense	6,552	0	7,055
Interest and penalty	0	0	975
Labor	1,150	0	2,180
Meals and entertainment	1,665	0	2,186
Office supplies	1,496	0	5,560
Officer compensation	18,821	0	207,108
Payroll expense	4,987	0	4,987
Payroll tax expense	1,833	0	15,787
Postage and delivery	448	0	1,545
Professional fees:
Accounting	9,800	0	10,300
Auditing	15,000	0	15,000
Consulting fees	144,700	0	162,700
Legal fees	0	0	27,605
Equipment rental	11,700	0	17,700
Research and development	42,563	0	150,226
Supplies	608	0	1,417
Telephone expense	548	0	1,989
Travel expense	2,500	0	2,800
Total expenses	287,744	175	679,792

Loss from operations	(287,744)	(175)	(679,792)

Non-operating revenue
Interest income	0	0	192

Net loss before income taxes	(287,744)	(175)	(679,600)

Income taxes	0	0	(831)

Net loss	$(287,744)	$(175)	$(680,431)

Net loss per common share - basic and diluted	$(0.07)	$(0)	$(0.22)

Weighted average number of common shares outstanding - basic and diluted	3,977,000	3,000,000	3,055,444

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Statements of Cash Flows
For the Nine-Month Periods Ended September 30, 2008 and September 30, 2007
and For the Period Since Inception through September 30, 2008

			Period from Date
			of Inception
	Nine Months Ended	Nine Months Ended	(March 30, 2001)
	September 30,	September 30,	through
	2008	2007	September 30, 2008

Operating activities
Net loss	$(588,688)	$(527)	$(680,431)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization expense	527	527	1,230
Depreciation expense	1,076	0	1,085
Services received in exchange for common stock	0	0	3,000
Stock-based consulting costs	132,500	0	132,500
Changes in operating assets and liabilities:
Decrease in accounts payable	3,393	0	7,265
Net cash used in operating activities	(451,192)	0	(535,351)

Investing Activities
Acquisition of fixed assets	(7,725)	0	(7,973)
Increase in intangible assets	(11,975)	0	(23,927)
Net cash used in investing activities	(19,700)	0	(31,900)

Financing activities
Proceeds from issuance of Common Stock	907,000	0	1,027,000
Expenses paid by shareholder	0	0	23,510
Cash paid for services related to offering	(15,494)	0	(32,235)
Net cash provided by financing activities	891,506	0	1,018,275

Increase in cash	420,614	0	451,024

Cash - beginning	30,410	0	0

Cash - ending	$451,024	$0	$451,024

Supplemental Information:

Income Taxes Paid	$831	$0	$831
Interest Expense Paid	$975	$0	$975

The accompanying notes are an integral part of the financial statements.

WINDTAMER CORPORATION
(A Development Stage Company)
Statements of Stockholders' Equity
Since Inception through September 30, 2008

	Treasury Stock		Common Stock		Additional	Deficit Accumulated During the	Total
	Number of Shares	Par Value	Number of Shares	Par Value	Paid-In Capital	Development Stage	Stockholders' Equity

Issuance of common stock in exchange for services			3,000,000	3,000			3,000
Net loss for the period from March 30, 2001 through December 31, 2001						(3,100)	(3,100)
Balance, December 31, 2001	0	0	3,000,000	3,000	0	(3,100)	(100)

Expenses paid by shareholder					20,000		20,000
Issuance of common stock for cash			4,666	47	49,953		50,000
Net loss for 2002						(61,348)	(61,348)
Balance, December 31, 2002	0	0	3,004,666	3,047	69,953	(64,448)	8,552

Expenses paid by shareholder					3,510		3,510
Treasury stock received at no cost	4,666						0
Retirement of treasury stock	(4,666)		(4,666)	(47)	47		0
Net loss for 2003						(428)	(428)
Balance, December 31, 2003	0	0	3,000,000	3,000	73,510	(64,876)	11,634

Net loss for 2004						(140)	(140)
Balance, December 31, 2004	0	0	3,000,000	3,000	73,510	(65,016)	11,494

Net loss for 2005						(130)	(130)
Balance, December 31, 2005	0	0	3,000,000	3,000	73,510	(65,146)	11,364

Net loss for 2006						(130)	(130)
Balance, December 31, 2006	0	0	3,000,000	3,000	73,510	(65,276)	11,234

Issuance of common stock for cash			70,000	70	69,930		70,000
Offering costs paid by Company					(16,741)		(16,741)
Net loss for 2007						(26,467)	(26,467)
Balance, December 31, 2007	0	0	3,070,000	3,070	126,699	(91,743)	38,026

Issuance of common stock for cash			907,000	907	906,093		907,000
Offering costs paid by Company					(15,494)		(15,494)
Stock-based consulting costs					132,500		132,500
Net loss for the period from January 1, 2008 through September 30, 2008						(588,688)	(588,688)
Balance, September 30, 2008	0	0	3,977,000	3,977	1,149,798	(680,431)	473,344

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Nine-Month Periods Ended September 30, 2008 and September 30, 2007

Note 1 – Basis of Presentation

The financial statements of WindTamer Corporation have been prepared in accordance with generally accepted accounting principles for the interim financial information required by the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Note 2 – Summary of Significant Accounting Policies

The financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method of Accounting

WindTamer Corporation maintains its books and prepares its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. WindTamer Corporation maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

WindTamer Corporation accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards. Deferred income tax expense represents the change in net deferred assets and liability balances.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Nine-Month Periods Ended September 30, 2008 and September 30, 2007

New York State corporation taxes for the period since inception through September 30, 2008 were $831 and for the three months ended September 30, 2008 and 2007 were $0.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment (“SFAS No. 123R”). SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.

Recent Pronouncements

WindTamer Corporation does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position, or cash flow.

Development Stage

WindTamer Corporation has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to planning, raising capital, research and development, and developing markets for its products. Accordingly, the financial statements of the company have been prepared in accordance with the accounting and reporting principles prescribed by SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises,” issued by FASB.

Basic and Diluted Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted losses per share were the same as of September 30, 2008.

Note 3 - Going Concern

The financial statements have been prepared assuming that WindTamer Corporation will continue as a going concern. The Company is in a development stage and has had no revenue in the ordinary course of its business. The lack of sales and recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern. Continuation of the Company is dependent on achieving sufficiently profitable operations and may require additional financing. The Company completed a private placement of its common stock in July 2008 in which it raised gross proceeds of $977,000. The Company plans to launch the commercialization of its planned products utilizing its current working capital, and outsourcing the manufacturing function and working with regional distributors in late 2008 and early 2009. There can be no assurance that any revenues from these planned operations will be sufficient. In the event it is not sufficient, the Company would need to raise additional capital. There can be no assurance that the Company will be successful in raising additional capital when it is required.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Nine-Month Periods Ended September 30, 2008 and September 30, 2007

Note 4 – Organization

WindTamer Corporation was incorporated on March 30, 2001 in the State of New York as Future Energy Solutions, Inc. During 2008, the officers of the company consisted of Gerald Brock and Lucinda Brock, a married couple, and Jesse Brock, their son. As of October 30, 2008, Lucinda Brock and Jesse Brock are no longer officers of the Company. In October 2008, Mr. Brock’s daughter, Amy Brock, was appointed Corporate Secretary.

Note 5 – Intangible Assets

WindTamer Corporation obtained a United States Patent for its fluid-driven vacuum-enhanced electrical generator on December 2, 2003. The costs associated with obtaining the patent were incurred in 2002 and 2003. These costs, totaling $11,952, were capitalized and are being amortized on a straight-line basis over the estimated useful life of 17 years beginning on January 1, 2007.

WindTamer Corporation applied for a United States Patent for its inlet wind suppressor assembly on January 16, 2008. The costs associated with this patent through September 30, 2008 total $7,500. These costs were capitalized and will be amortized on a straight-line basis over the estimated useful life of 17 years beginning when the patent is obtained.

Note 6 – Research and Development Costs

All costs related to research and development are expensed when incurred. Research and development costs to date consist of expenses required to develop prototypes. Specifically, these costs consist of engineering fees, labor and manufacturing, materials, and generators. Research and development costs since the inception of the company total $42,563 and $0 for the three months ended September 30, 2008 and 2007, respectively.

Note 7 – Capitalization

WindTamer Corporation has the authority to issue 10,000,000 shares of Common Stock, par value $.001 per share. The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

In August 2003, two investors surrendered 4,666 shares of treasury stock of the Company. These shares were immediately retired from common stock at the same date.

Services associated with the stock offering, totaling $32,235 were treated as a reduction to Additional Paid-In Capital. Additional costs may likely be incurred pertaining to the stock offering.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Nine-Month Periods Ended September 30, 2008 and September 30, 2007

Note 8 - Stock Split and Change in Par Value

The Company announced on December 10, 2007 that a 428.57-to-1 stock split was in effect. On the same date, the Company revised their Certificate of Incorporation by changing the par value of the common stock from $.01 to $.001 per share. All references to the number of common shares, as well as per share data in the accompanying financial statements, have been adjusted to reflect the stock split and change in par value on a retroactive basis. As a result of the stock split and change in par value, common stock increased and additional paid-in capital decreased by $2,930.

Note 9 – Stock Option Grants

On July10, 2008, the Company granted stock options to purchase 500,000 shares of its common stock to three consultants who provided services in connection with its management structure, business development, and marketing strategies. The stock option grants have a contractual life of three years from the date of the grant and the consultants are fully vested as of the date of the grant.

The stock option grants are recognized as expense based on their fair value measured as of the date of the grant. It is not practicable to estimate the expected volatility of the Company’s share price since it is a development stage nonpublic company. The fair value was calculated using the historical volatility of a similar public entity in the alternative electricity industry and a risk-free interest rate. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options. The expected volatility is 35.21% and the risk-free interest rate is 2.21%.

The expense is recognized as of the date of the grant and is recorded as an increase in additional paid in capital. The total consulting expense related to the stock options is $132,500. As of September 30, 2008, none of the options had been exercised.

Note 10 – Contingency

WindTamer Corporation received a Notice of Claim in August 2008 related to a breach of contract. The plaintiff claims damages in the amount of $14,482 with interest from May 15, 2008. The company filed a counterclaim on October 8, 2008.

Note 11 – Subsequent Events

The Company increased the size of its Board of Directors to three on October 25, 2008. Eugene Richard Henn and Anthony C. Romano, Jr. were appointed to the newly created directorships. On November 24, 2008, the Company increased the size of its Board of Directors to four and appointed George Naselaris to the newly created directorship.

In October 2008, the Company entered into a consulting agreement with an individual to provide management consulting services. The term of this agreement is through September 30, 2009. As compensation for the performance of services, the Company will pay $1,000 per week for each full week during the term of this agreement. The Company also entered into a Stock Award Agreement with this individual on the same date. He will receive 50,000 shares of common stock that will vest according to an agreed upon schedule. The Company issued 5,000 shares of common stock to him upon signing the consulting agreement.

WINDTAMER CORPORATION
(A Development Stage Company)
Notes To The Financial Statements
Nine-Month Periods Ended September 30, 2008 and September 30, 2007

In October and November 2008, the Company granted stock options to non-employee directors of the Company. On October 28, 2008, the Company granted stock options to purchase 10,000 shares of its common stock to Eugene Henn and Anthony Romano, Jr. On November 24, 2008, the Company granted stock options to purchase 10,000 shares of its common stock to George Naselaris. The stock option grants have a contractual life of ten years from the date of the grant and the non-employee directors are fully vested one year from the date of the grant.

On November 19, 2008, the Company granted stock options to purchase 500,000 shares of its common stock to three consultants. The stock option grants have a contractual life of three years from the date of the grant and the consultants are fully vested as of the date of the grant. On the same date, the Company granted stock options to purchase an additional 600,000 shares of its common stock to one of the consultants. The stock option grant has a contractual life of one year from the date of the grant and the consultant is fully vested as of the date of the grant.

On November 19, 2008, the Company granted stock options to purchase a total of 60,000 shares of its common stock to Lucinda Brock, Jesse Brock, and Amy Brock. The stock option grants have a contractual life of three years from the date of the grant and the individuals are fully vested as of the date of the grant.

On November 25, 2008, the Company granted stock options to purchase 20,000 shares of its common stock to Richard Brock, Jr. The stock option grant has a contractual life of three years from the date of the grant and the individual is fully vested as of the date of the grant.

On November 25, 2008, the Company changed its name from Future Energy Solutions, Inc. to WindTamer Corporation. On the same date, it also effected a 20-for-1 split of its outstanding shares of common stock resulting in there then being approximately 79,640,000 common shares outstanding, and reduced the par value of its stock from $.001 to $.0001 per share. In addition, the Company’s authorized shares were increased to 500,000,000 common shares and 5,000,000 preferred shares. The shares of preferred stock are undesignated “blank check” shares. References to share figures in these financial statements and notes have not been adjusted to reflect the November 25, 2008 stock split.